Exhibit 16.1

September 8, 2008



Securities and Exchange Commission
100 F Street N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We have reviewed the disclosures made by Metro One Development, Inc. (the Company) in its current report on Form 8-K which is to be filed with the Securities and Exchange Commission ("SEC").

Pursuant to Item 304(a)(3) of Regulation S-K, we are required to furnish the Company with a letter addressed to the SEC stating whether or not we agree with the statements made by the Company in the Form 8-K regarding our replacement as the independent registered public accounting firm of the Company and, if not, stating the respects in which we do not agree.

We agree with the statements made by the Company with respect to us in
Item 4.01 of the Form 8-K regarding our replacement as the independent registered accounting firm of the Company.

Very truly yours,


/s/ Danziger Hochman Partners LLP
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Danziger Hochman Partners LLP

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